CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue New York, NY 10010	Telephone: 212 325 2000

November 15, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PortalPlayer, Inc.
Registration Statement on Form S-1
File No. 333-117900

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. (EST) on the afternoon of November 18, 2004 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC

CITIGROUP GLOBAL MARKETS INC.

NEEDHAM & COMPANY, INC.

SG COWEN & CO., LLC

    As Representatives

By: Credit Suisse First Boston LLC

/s/ Cornelius Keane
Cornelius Keane Vice President